File No. 812-

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
the Application of:
OLD MUTUAL FUNDS I
OLD MUTUAL FUNDS II
OLD MUTUAL FUNDS III
OLD MUTUAL CAPITAL, INC.
4643 South Ulster Street
Denver, CO  80237

APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2
THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS

November 20, 2009

This document contains 39 pages

Please direct all communications regarding this Application to:	Copy to:

Comments regarding this Application should be addressed to:	With a copy to:

Jay G. Baris Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-7515	Andra C. Ozols Old Mutual Capital, Inc. 4643 South Ulster Street Denver, CO 80237 (720) 200-7725

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 24549

In the Matter of Old Mutual Funds I Old Mutual Funds II Old Mutual Funds III Old Mutual Capital, Inc. 4643 South Ulster Street Denver, CO 80237 File No. 812-
APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Old Mutual Funds I (“OMF I”), Old Mutual Funds II (“OMF II”), Old Mutual Funds III (“OMF III”) (each a “Trust” and collectively, the “Trusts”) and Old Mutual Capital, Inc. (the “Adviser”), on behalf of each series of the Trusts now or hereafter existing for which the Adviser serves as investment adviser (each a “Fund” and collectively, the “Funds;” collectively, with the Trusts and the Adviser, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the Board of Trustees of a Trust (the “Board”), including a majority of those who are not “interested persons” of the Trusts or the Adviser as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), to:

1.
select certain investment subadvisers to serve as portfolio managers (each a “Subadviser”) to manage all or a portion of the assets of a Fund pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”); and

2.
enter into a new, and materially amend an existing, Subadvisory Agreement with Subadvisers who are either (a) “affiliated persons” of the Funds or the Adviser (“Affiliated Subadvisers”), or (b) who are not “affiliated persons” of the Funds or the Adviser (“NonAffiliated Subadvisers”) without obtaining shareholder approval of the new or amended Subadvisory Agreements.

Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1 A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants also request relief for any other existing or future registered open-end management investment company or series thereof that: (i) is advised by the Adviser or any person controlling, controlled by or under common control with the Adviser or its successors; (ii) uses the management structure described in this Application; and (iii) complies with the terms and conditions of this Application (the “Subadvised Funds”).1

The currently existing Funds will seek and receive approval from shareholders to operate using the “manager of managers” structure described in this Application, subject to receipt from the Commission of an order granting the requested relief.

1 For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Each of the Funds (other than Old Mutual Focus Fund) currently uses the services of at least one subadviser.  Nineteen of the Funds currently use one or more Affiliated Subadvisers Twenty-three of the Funds currently use or will use the services of at least one NonAffiliated Subadviser.  Of all of the Funds, two Funds currently use both Affiliated Subadvisers and NonAffiliated Subadvisers.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Subadvisers (including Affiliated Subadvisers, NonAffiliated Subadvisers, or both) believed by the Adviser and the Board to be particularly well-suited to manage the Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders.

Under its “manager of managers” investment management approach, the Adviser evaluates, allocates assets to and oversees the Subadvisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  Applicants believe that without this relief, the Trusts may be precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

I.           BACKGROUND

A.	The Trusts

OMF I is a Delaware Statutory Trust that was organized on May 27, 2004, originally named the Old Mutual Advisor Funds.  It is registered under the 1940 Act as an open-end management investment company.  OMF I is organized as a series investment company and currently consists of 8 series:

•	Old Mutual Analytic Fund;
•	Old Mutual China Fund;
•	Old Mutual Copper Rock Emerging Growth Fund;
•	Old Mutual International Equity Fund;
•	Old Mutual Asset Allocation Conservative Portfolio;
•	Old Mutual Asset Allocation Balanced Portfolio;
•	Old Mutual Asset Allocation Moderate Growth Portfolio; and
•	Old Mutual Asset Allocation Growth Portfolio.

OMF II is a Delaware Statutory Trust that was originally organized as a Delaware Corporation on August 2, 1985 under the name PBHG Growth Fund, Inc.  It is registered under the 1940 Act as an open-end management investment company.  On July 21, 1992, shareholders of the Trust approved an Agreement and Articles of Merger pursuant to which the Trust was reorganized and merged into a new Maryland corporation, named PBHG Growth Fund, Inc.  On September 8, 1993, the shareholders of the Trust voted to change the name of the Trust to The Advisors’ Inner Circle Fund II, Inc.  On May 2, 1994, the shareholders voted to change the Trust’s name to the PBHG Funds, Inc. On July 16, 2001, PBHG Funds, Inc. was reorganized as a Delaware business trust and the Trust’s name was changed to PBHG Funds.  Effective November 1, 2005, the Trustees of the Trust voted to change the Trust’s name to Old Mutual Advisor Funds II.  Effective November 19, 2007, the Trustees of the Trust voted to change the Trust’s name to Old Mutual Funds II.  OMF II is organized as a series investment company and currently consists of 15 series:

•	Old Mutual Analytic U.S. Long/Short Fund;
•	Old Mutual Barrow Hanley Value Fund;
•	Old Mutual Barrow Hanley Core Bond Fund
•	Old Mutual Columbus Circle Technology and Communications Fund;
•	Old Mutual Focused Fund;
•	Old Mutual Growth Fund;
•	Old Mutual Heitman REIT Fund;
•	Old Mutual Large Cap Growth Fund;
•	Old Mutual Strategic Small Company Fund;
•	Old Mutual TS&W Mid-Cap Value Fund;
•	Old Mutual TS&W Small Cap Value Fund;
•	Old Mutual Cash Reserves Fund;
•	Old Mutual Dwight High Yield Fund;
•	Old Mutual Dwight Intermediate Fixed Income Fund; and
•	Old Mutual Dwight Short Term Fixed Income Fund.

OMF III is a Delaware Statutory Trust that was organized on November 21, 2007.  It is registered under the 1940 Act as an open-end management investment company.  OMF III is organized as a series investment company and currently consists of 13 series:

•	Old Mutual 2011-2020 Conservative Fund;
•	Old Mutual 2011-2020 Moderate Fund;
•	Old Mutual 2011-2020 Aggressive Fund;
•	Old Mutual 2021-2030 Conservative Fund;
•	Old Mutual 2021-2030 Moderate Fund;
•	Old Mutual 2021-2030 Aggressive Fund;
•	Old Mutual 2031-2040 Conservative Fund;
•	Old Mutual 2031-2040 Moderate Fund;
•	Old Mutual 2031-2040 Aggressive Fund;
•	Old Mutual 2041-2050 Conservative Fund;
•	Old Mutual 2041-2050 Moderate Fund;
•	Old Mutual 2041-2050 Aggressive Fund; and
•	Old Mutual Heitman Global Real Estate Securities Fund.

A majority of the Board of each of OMF I, OMF II and OMF III is comprised of Independent Trustees, and the nomination and selection of new or additional Independent Trustees is at the discretion of the existing Independent Trustees.  As Delaware statutory business trusts, each Trust is not required to hold annual meetings of shareholders.

B.	The Adviser

The Adviser is an indirect, wholly-owned subsidiary of Old Mutual (US) Holdings Inc. (“OMUSH”), which is a direct, wholly-owned subsidiary of OM Group (UK) Limited, which is a direct, wholly-owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm.

The Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser currently serves as investment adviser to each Fund under investment advisory agreements between the Adviser and each Trust, on behalf of the Funds, individually (the “Advisory Agreements”).  The Advisory Agreements permit the Funds to operate using Subadvisers.  The Adviser continuously reviews, supervises and administers the Funds’ investment programs.  Under the terms of the Advisory Agreements, the Adviser shall, subject to and in accordance with the investment objective and policies of a Fund and any directions which the Board may issue to the Adviser, have overall responsibility for the general management and investment of the assets and securities portfolios of the Fund.  Further, the Adviser shall develop overall investment programs and strategies for the Funds, or segments thereof, shall revise such programs as necessary and shall monitor and report periodically to the Board concerning the implementation of the programs.  Further, the Adviser shall research and evaluate Subadvisers and shall advise the Board of the Subadvisers which the Adviser believes are best-suited to invest the assets of a Fund; shall monitor and evaluate the performance of each Subadviser; shall determine the portion of a Fund’s assets to be managed by each Subadviser; shall recommend changes or additions of Subadvisers when appropriate; and shall coordinate the investment activities of the Subadvisers.

For the investment management services it provides to each Fund, the Adviser receives from that Fund the fee specified in the Advisory Agreements, payable monthly at an annual rate based on the average daily net assets of the Fund.  The Advisory Agreements permit the Adviser to delegate certain responsibilities to one or more Subadvisers, subject to compliance with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any relief provided by the requested order.

The terms of the Advisory Agreements comply with Section 15(a) of the 1940 Act.  The Advisory Agreements have been approved by the shareholders of each Fund and by the Board, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirements that the Board and the shareholders of the Fund approve the Advisory Agreements.

C.	The Funds and the Subadvisory Agreements

Pursuant to the authority under the Advisory Agreements, the Adviser has entered into Subadvisory Agreements with various Subadvisers to provide investment advisory services to the Funds, as follows:

Trust	Fund	Affiliated Subadviser(s)	NonAffiliated Subadviser(s)
OMF I	Analytic	Analytic Investors, LLC
OMF I	China2	Clough Capital Partners, LP

2 The Board of Trustees of OMF I have approved an Agreement and Plan of Reorganization in which the China Fund will reorganize into a newly created series of Financial Investors Trust.  If approved by shareholders, the reorganization is expected to occur in December 2009.

OMF I	Copper Rock Emerging Growth	Copper Rock Capital Partners, LLC
OMF I	International Equity	Acadian Asset Management LLC
OMF I	Asset Allocation Conservative		Ibbotson Associates Advisors, LLC
OMF I	Asset Allocation Balanced		Ibbotson Associates Advisors, LLC
OMF I	Asset Allocation Moderate Growth		Ibbotson Associates Advisors, LLC
OMF I	Asset Allocation Growth		Ibbotson Associates Advisors, LLC
OMF II	Analytic U.S. Long/Short	Analytic Investors, LLC
OMF II	Barrow Hanley Core Bond	Barrow, Hanley, Mewhinney & Strauss, Inc.
OMF II	Barrow Hanley Value	Barrow, Hanley, Mewhinney & Strauss, Inc.
OMF II	Columbus Circle Technology and Communications3		Columbus Circle Investors
OMF II	Focused
OMF II	Growth4		Munder Capital Management Turner Investment Partners, LLC
OMF II	Heitman REIT	Heitman Real Estate Securities, LLC
OMF II	Large Cap Growth	Ashfield Capital Partners, LLC
OMF II	Strategic Small Company	Ashfield Capital Partners, LLC; Copper Rock Capital Partners, LLC	Eagle Asset Management, Inc.

3 The Board of Trustees of OMF II have approved an Agreement and Plan of Reorganization for the Columbus Circle and Communications Fund, which will merge into the Focused Fund.

4 The Board of Trustees of OMF II have approved an Agreement and Plan of Reorganization for the Growth Fund, which will merge into the Focused Fund

OMF II	TS&W Mid-Cap Value	Thompson Siegel & Walmsley, LLC
OMF II	TS&W Small Cap Value	Thompson Siegel & Walmsley, LLC
OMF II	Cash Reserves		Wellington Management Company, LLP5
OMF II	Dwight High Yield	Dwight Asset Management Company, LLC
OMF II	Dwight Intermediate Fixed Income	Dwight Asset Management Company, LLC
OMF II	Dwight Short Term Fixed Income	Dwight Asset Management Company, LLC
OMF III	2011-2020 Conservative6		Ibbotson Associates Advisors, LLC
OMF III	2021-2030 Conservative6		Ibbotson Associates Advisors, LLC
OMF III	2031-2040 Conservative6		Ibbotson Associates Advisors, LLC
OMF III	2041-2050 Conservative6		Ibbotson Associates Advisors, LLC
OMF III	2011-2020 Moderate6		Ibbotson Associates Advisors, LLC
OMF III	2021-2030 Moderate6		Ibbotson Associates Advisors, LLC
OMF III	2031-2040 Moderate6		Ibbotson Associates Advisors, LLC
OMF III	2041-2050 Moderate6		Ibbotson Associates Advisors, LLC
OMF III	2011-2020 Aggressive6		Ibbotson Associates Advisors, LLC
OMF III	2021-2030 Aggressive6		Ibbotson Associates Advisors, LLC
OMF III	2031-2040 Aggressive6		Ibbotson Associates Advisors, LLC

5 The Board of Trustees of OMF II has approved replacing Wellington Management Company, LLP with Dwight Asset Management Company, LLC subject to Shareholder approval.

6 The Board of Trustees of OMF III has approved an Agreement and Plan of Liquidation for each of the OMF III series funds.

OMF III	2041-2050 Aggressive6		Ibbotson Associates Advisors, LLC
OMF III	Heitman Global Real Estate Securities6	Heitman Real Estate Securities LLC; Heitman International Real Estate Securities GmbH	Challenger Managed Investments (International) Pty Ltd

Each of the current Affiliated Subadvisers is a majority-owned subsidiary of OMUSH.

Each current Subadviser is, and any future Subadvisers will be, “investment advisers” as defined in Section 2(a)(20) of the 1940 Act, as well as registered as investment advisers under the Advisers Act.  Each Subadvisory Agreement was approved by the Board, including a majority of the Independent Trustees, and, as discussed above, has been approved by the shareholders of the Funds in accordance with the requirements of Section 15(a) of the 1940 Act and rules thereunder.

In addition, the terms of each Subadvisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Subadvisory Agreement precisely describes the compensation the Subadviser will receive for providing services to the relevant Fund, and provides, as required by Section 15(a) of the 1940 Act, that: (i) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board of each Trust at the times and in the manner required by Section 15(c) of the 1940 Act; (ii) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of a Fund on sixty days written notice to the Subadviser; and (iii) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.

The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board.  Subadvisers recommended to the Board by the Adviser are selected and approved by the Board, including a majority of the Independent Trustees.  The Adviser then engages in an ongoing analysis of the continued advisability of retaining these Subadvisers and makes recommendations to the Board as needed.  The Adviser also negotiates and renegotiates the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers and makes recommendations to the Board as needed.  Although the Adviser may recommend from time to time that the services of a Subadviser be terminated, the Adviser in general does not expect to make frequent changes in Subadvisers.

The specific investment decisions for each Subadvised Fund will be made by the Subadviser that has discretionary authority to invest the assets, or a portion of the assets, of a particular Subadvised Fund, subject to the general supervision by the Adviser and the Board.  The Subadviser will keep certain of the records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Fund, and will assist the Adviser to maintain the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act.  Each Subadviser will provide reports on the relevant Subadvised Fund’s performance to the Board on a regular basis.

For its services to a Subadvised Fund, each Subadviser will receive from the Adviser a monthly fee at an annual rate based on the average daily net assets of the Subadvised Fund.  Each Subadviser will bear its own expenses of providing subadvisory services to the respective Subadvised Fund.  Neither the Funds nor any Subadvised Fund is or will be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory Agreements.

D.	The Current Manager of Managers Order

The Commission issued a “manager of managers” order to OMF II and the Adviser in 2006.  (Investment Company Act Rel. No. 27591 (December 5, 2006) (the “Original Order”)).  The Original Order provided relief only with respect to the selection of NonAffiliated Subadvisers.  The following Funds intend to rely on the Original Order:

•	Old Mutual Columbus Circle Technology and Communications Fund;
•	Old Mutual Growth Fund;
•	Old Mutual Large Cap Growth Fund; and
•	Old Mutual Strategic Small Company Fund.

The relief requested in this Application would supersede the relief granted in the Original Order.

E.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with, Subadvisers in connection with operating the Subadvised Funds.  Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act.  Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in the Subadvisory Agreements are made, except that approval by shareholders of the affected Subadvised Fund will not be sought or obtained.

II.           EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract ... has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act ... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”  These provisions, taken together, require the shareholders of a Fund to approve a Subadvisory Agreement each and every time a new Subadviser is retained to manage the assets of a Fund or a contract with an existing Subadviser is materially amended.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person, who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Subadvisers are deemed to be within the definition of an “investment adviser” and therefore, the Subadvisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Fund to approve a (i) Subadvisory Agreement whenever a new Subadviser is proposed to be hired by the Adviser to manage the assets of a Fund, and (ii) Sub-Subadvisory Agreement whenever a new Sub-Subadviser is proposed to be hired by the Subadviser and approved by the Adviser to manage the assets of a Fund.  These provisions would also require shareholder approval by a majority vote for any material amendment to a Subadvisory Agreement.

Each Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days notice.  In addition, each Subadvisory Agreement is required to terminate automatically and immediately upon its “assignment,” which could occur upon a change in control of a Subadviser.7

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Affiliated Subadvisers.  Each Affiliated Subadviser is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Affiliated Subadvisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.8

7 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

8 Applicants also do not believe that the guidance offered by the Commission in no-action letters would apply to every instance of appointing an Affiliated Subadviser. Specifically, the Adviser will generally not have the same level of ownership in an Affiliated Subadviser as suggested in the guidance issued by the staff of the Commission. See Wells Fargo Bank N.A. (avail. March 31, 1998). See also American Express Financial Corporation (avail. November 17, 1998).

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest; (ii) consistent with the protection of investors; and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested exemptions are appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Trusts, on behalf of any one or more of the Subadvised Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

2.	Discussion in Support of the Application

Applicants seek an exemption to permit the Adviser to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Applicants believe the relief should be granted because: (i) the Adviser will operate the Subadvised Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a. Necessary or Appropriate in the Public Interest

The investment advisory arrangements of each Subadvised Fund will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.

In the case of each Subadvised Fund, the Adviser will not make the day-to-day investment decisions for the Subadvised Fund.  Instead, the Adviser will establish an investment program for the Subadvised Fund and select, supervise and evaluate the Subadvisers who will make the day-to-day investment decisions for the Subadvised Fund.  This is a service that the Adviser believes will add value to the investments of Subadvised Fund shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which a Subadvised Fund invests.

From the perspective of the shareholder, the role of the Subadvisers with respect to each Subadvised Fund will be substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to a Subadvised Fund or the Trusts.

Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Adviser and the Board to select the Subadviser that is best suited to achieve each Subadvised  Fund’s investment objective, just as shareholders of traditionally managed funds expect their investment adviser to hire the portfolio manager(s) that provides purchase and sale recommendations and advice.  Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser  compensates the Subadvisers out of the advisory fees that the Adviser receives from each Subadvised Fund.  There is no compelling policy reason why shareholders should be required to approve relationships between the Subadvisers and each Subadvised Fund when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

Further, to the extent that a Subadviser engages a Sub-Subadviser, the Adviser remains ultimately responsible for the management of the Fund.  In addition, pursuant to the terms of the Subadvisory Agreements, the Adviser must approve any termination or hiring of a Sub-Subadviser.  If the Adviser believes that it would be in the best interests of a Fund to terminate a particular Sub-Subadviser, the Adviser could request that the Subadviser terminate the relationship with the Sub-Subadviser pursuant to the Subadvisory Agreements or, alternatively, the Adviser could recommend to the Board that the Subadvisory Agreement or Sub-Subadvisory Agreement be terminated pursuant to its terms and undertake to manage the assets of the Fund directly.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Trust on behalf of a Subadvised Fund, shareholders would be required to approve the new Subadvisory Agreement.  Similarly, if an existing Subadvisory Agreement is to be amended in any material respect, the shareholders of that Subadvised Fund would have to approve the change.  Moreover, it would be illegal for a Subadvised Fund to retain a Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval has been obtained.  In all of these cases, the need for shareholder approval would require a Trust to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of a Subadvised Fund, a process that often necessitates the retention of a proxy solicitor.  This process is time-consuming, costly and slow and, in the case of a poorly performing Subadviser or one whose management team has left, potentially harmful to a Subadvised Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of each Subadvised Fund will pay the Adviser – i.e., the selection, supervision and evaluation of Subadvisers – without incurring unnecessary delay or expense is appropriate and in the interests of Subadvised Fund shareholders and will allow each Subadvised Fund to operate more efficiently.  As a Delaware statutory trust registered as an open-end investment company under the 1940 Act, each Trust is not required to hold annual meetings of shareholders.  Without the delay and expense inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Subadvised Fund will be able to act more quickly and with less expense to hire or replace Subadvisers when the Board and the Adviser feel that a change would benefit a Subadvised Fund and its shareholders.  Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser who is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser, the Trusts and a Subadvised Fund – a Subadvised Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of a Subadvised Fund.

b. Consistent with the Protection of Investors

Primary responsibility for managing each Subadvised Fund, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreements will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, if applicable, Rule 18f-2 thereunder, including the requirement for shareholder voting.

Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Subadvisers in the Adviser in light of the management structure of each Subadvised Fund, as well as the shareholders’ expectation that the Adviser will be in possession of all information necessary to select the most able Subadvisers, whether they are Affiliated Subadvisers or NonAffiliated Subadvisers.  The Adviser believes that investors choose a Subadvised Fund in part because of the added value to a Subadvised Fund from the Adviser, which has the requisite experience to evaluate, select and supervise the Subadvisers with particular expertise in the relevant market sectors.

In reviewing and evaluating Subadvisers, and potential Subadvisers, for a Subadvised Fund, the Adviser intends to consider and evaluate a number of qualitative and quantitative factors.  The selection process considers, among other matters, the investment philosophy and processes of the Subadviser, an evaluation of its portfolio managers, analysts and other personnel, assets under management and past performance (on an absolute basis as well as relative to benchmarks).  On a continuing basis, the Adviser monitors Subadvisers for performance, risk management, personnel turnover and other issues that may impact their ability to provide services to a Subadvised Fund.  The factors may change over time, and will likely vary for each Subadvised Fund depending on its investment objective and strategies and the investment needs of the Subadvised Fund at the time.  The Adviser will seek to allocate assets among Subadvisers and their investment strategies that it believes offer the potential for attractive long-term investment returns and are expected to blend within a Subadvised Fund’s portfolio consistent with the particular Subadvised Fund’s investment objective and strategies.

If this relief is granted, shareholders of each Subadvised Fund will continue to receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) of each Subadvised Fund does and will include all information required by Form N-1A concerning the Subadvisers for that Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application).

c. Management of Conflicts of Interest and Opportunities for Self-Dealing

With respect to the relief sought in this Application, the Applicants believe procedures will be in place to reduce or eliminate the possibility that any conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application so as to raise possible concerns under the 1940 Act.

The Applicants acknowledge that on the surface, there may be an economic incentive for the Adviser to engage an Affiliated Subadviser rather than a NonAffiliated Subadviser.  The unique structure of registered investment companies is designed to address and mitigate any such conflicts of interest.

Even if the Adviser had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Funds because of the conditions set forth in this  Application. In particular, the Board would be required pursuant to the terms of this Application to make a separate finding, reflecting in the applicable Board minutes and Board consideration disclosure in the shareholder reports, that the appointment of any Subadviser is in the best interests of the Subadvised Fund and its shareholders.

To the extent that the Adviser proposes to terminate a NonAffiliated Subadviser and hire an Affiliated Subadviser, the management fee paid to the Adviser by the Subadvised Fund would remain subject to review by the Board, including a majority of the Independent Trustees, and that portion of the fee reallocated to the Affiliated Subadviser would be used to compensate the additional resources required by such Affiliated Subadviser to provide portfolio management services to the Subadvised Fund.

d. Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and SAI for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers of a Subadvised Fund.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Subadvised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

If a new Subadviser is appointed, the Subadvised Fund would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure within 90 days of the date that the new Subadviser is appointed.

The Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act, except as modified by the Order to permit Aggregate Fee Disclosure.  The Subadvised Fund will send shareholders the Notice of Internet Availability of the Information Statement (the “Notice”) required under Rule 14a-16, or will comply with the full set delivery option set forth in Rule 14a-16(n), within 90 days after the hiring of the Subadviser.  The Subadvised Fund will maintain all materials required under Rule 14a-16(b) on a Web site for 90 days after the Notice and/or full set are first sent to shareholders.

In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Subadviser provides no more meaningful information to shareholders than the proposed  Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

e. Fund Names

As a condition to the relief requested in this Application, any Subadvised Fund relying on the Order will not identify any NonAffiliated Subadviser in its name.  Any Subadvised Fund relying on the Order may, but would not be required to, identify an Affiliated Subadviser, provided the reference is preceded by the name of or reference to the Adviser or the entity controlling, controlled by or under common control with the Adviser.  For example, all Fund names would include “Old Mutual,” a reference to the Adviser.

The Applicants believe that allowing a Subadvised Fund to identify a Subadviser in its name, provided the reference is preceded by identifying the Adviser, is consistent with the policies and provisions of the 1940 Act.

First, identification of an Affiliated Subadviser would not be misleading and thus would be consistent with the purposes of Section 35 of the 1940 Act and Rule 35d-1 thereunder.

Second, allowing the Subadvised Funds to identify Affiliated Subadvisers is consistent with the “manager of managers” nature of the Adviser’s responsibilities, because the Affiliated Subadvisers are under common control of the Adviser’s parent.  The Adviser seeks to associate its management capabilities with those of its investment adviser affiliates that are majority-owned subsidiaries of its parent, and identification of that relationship would aid shareholder understanding of that relationship.  Moreover, identification of an Affiliated Subadviser is analogous to identification of an Adviser’s portfolio manager in a Subadvised Fund name, which is entirely permissible and not uncommon.

f. Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of an investment company’s investment adviser, together with the investment company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The prospectus for each Subadvised Fund discloses or will disclose that the Adviser is the primary provider of investment advisory services to a Subadvised Fund.  If the requested relief is granted, the prospectus for each Subadvised Fund will disclose that the Adviser may hire or change Subadvisers for the Subadvised Fund as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.9 In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.

Prior to any Subadvised Fund relying on the requested relief in this Application, the Board of the applicable Trust, including a majority of its Independent Trustees, will have approved its operations as described in this Application.  Additionally, the shareholders of the applicable Subadvised Funds have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, at a meeting of the shareholders.  In addition, each applicable Subadvised Fund has disclosed, or intends to disclose, to shareholders that it has adopted a subadviser approval policy and that certain conditions would be imposed in the future consistent with an exemptive order granted by the Commission.  In the case of any new Subadvised Fund that has not yet offered its shares, or had not offered its shares prior to shareholder approval being obtained, and whose shareholders purchase shares on the basis of a prospectus or offering document containing disclosures to the effect that the relief is being sought from the Commission, only the approval of the initial shareholder will be obtained.

9  Each Subadvised Fund will disclose the Aggregate Fee Disclosure in its registration statement.

B.	Disclosure of Subadvisers’ Fees

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) (formerly Item 14(a)(3)) of Form N-1 A requires an investment company to disclose in its registration statement the method of computing the advisory fee payable by the investment company, including the “total dollar amounts that the Fund paid to the adviser ... under the investment advisory contract for the last three fiscal years.”  This provision may require each Subadvised Fund to disclose the fees the Adviser pays to each Subadviser.  Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the fund to the investment adviser, or any affiliated person of the investment adviser.”  Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).  Taken together, these provisions may require a Subadvised Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Form N-SAR is the semi-annual report filed with the Commission by registered investment companies.  Item 48 of Form N-SAR requires an investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers.  This item may require a Subadvised Fund to disclose the fees that are paid to Subadvisers in the same manner as described above.

Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees.  These provisions may be deemed to require a Subadvised Fund’s financial statements to include information concerning fees paid to the Subadvisers.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) (formerly Item 14(a)(3)) of Form N-lA, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act, Item 48 of Form N-SAR and Sections 6-07(2) (a), (b) and (c) of Regulation S-X to permit the Trusts to disclose for each Subadvised Fund (as both a dollar amount and a percentage of the Subadvised Fund’s net assets) (i) the aggregate fees paid to the Adviser, and (ii) the aggregate fees paid to Subadvisers (collectively, the “Aggregate Fee Disclosure”).

2.	Discussion in Support of the Application

The Applicants seek an exemption to permit each Subadvised Fund to make the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Subadviser under the rules and forms noted above.  The Applicants believe the relief should be granted because: (i) the Adviser will operate the Subadvised Funds using one or more Subadvisers in a manner so different from that of conventional investment companies that disclosure of the fees the Adviser pays to each Subadviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser will operate each Subadvised Fund using one or more Subadvisers in a manner substantially different from that of conventional investment companies.  By investing in such a Subadvised Fund, shareholders will hire the Adviser to manage the Subadvised Fund’s assets by using its investment subadviser selection and monitoring process to select and allocate assets among Subadvisers, rather than by hiring its own employees to manage assets directly.  The Adviser, under the overall supervision of the Board, will take responsibility for overseeing Subadvisers and recommending their hiring, termination and replacement.  The Board will also oversee potential conflicts of interest arising out of the selection of an Affiliated Subadviser over a NonAffiliated Subadviser.

In return for its services, the Adviser will receive an advisory fee from a Subadvised Fund out of which it will compensate the Subadvisers.  Disclosure of the fees the Adviser pays to each Subadviser does not serve any meaningful purpose since investors will pay the Adviser to retain and compensate the Subadvisers.  Indeed, disclosure of individual Subadviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.10 The requested relief will benefit shareholders of the Subadvised Funds because it will improve the Adviser’s ability to negotiate the fees paid to Subadvisers.  Many investment advisers charge their customers for advisory services according to a “posted” fee schedule.  While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief will encourage Subadvisers to negotiate lower advisory fees with the Adviser if the lower fees are not required to be made public.

C.	Discussion of Precedents

Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to several other fund complexes based on conditions substantially identical to those proposed herein, with respect to NonAffiliated Subadvisers. See, e.g., Trust for Professional Managers, et. al., Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Unified Series Trust, et. al., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); Northern Lights Variable Trust, et. al., Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); Aston Funds, et. al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order) (“Aston”); AARP Funds, et. al., Investment Company Act Release Nos. 27918 (July 31, 2007) (notice) and 27956 (August 28, 2007) (order); First Investors Equity Funds, et. al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et. al., Investment Company Act Release Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order) (“First American”); Old Westbury Funds, Inc., et. al., Investment Company Act Release Nos. 27807 (April 27, 2007) (notice) and 27837 (May 23, 2007) (order) (“Old Westbury”); Forward Funds, et. al., Investment Company Act Release Nos. 27777 (April 5, 2007) (notice) and 27814 (May 1, 2007) (order) (“Forward”); New River Funds, et. al., Investment Company Act Release Nos. 27653 (January 3, 2007) (notice) and 27690 (January 30, 2007) (order) (“New River”); Forum Funds, et. al., Investment Company Act Release Nos. 27605 (December 20, 2006) (notice) and 27665 (January 18, 2007) (order) (“Forum”); The Mainstay Funds, et. al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order) (“Mainstay”); Van Eck Worldwide Insurance Trust, et. al., Investment Company Act Release Nos. 27584 (November 21, 2006) (notice) and 27604 (December 19, 2006) (order) (“Van Eck”); Old Mutual Advisor Funds II, et. al., Investment Company Act Release Nos. 27550 (November 8, 2006) (notice) and 27591 (December 5, 2006) (order) (“Old Mutual”); Fidelity Management and Research Company, et. al., Investment Company Act Release Nos. 27544 (November 2, 2006) (notice) and 27585 (November 28, 2006) (order) (“Fidelity”); Delaware Management Business Trust, et. al., Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order) (“Delaware”); Quaker Investment Trust, et. al., Investment Company Act Release Nos. 27494 (September 20, 2006) (notice) and 27519 (October 17, 2006) (order) (“Quaker”); Northwestern Mutual Series Fund, Inc., et. al., Investment Company Act Release Nos. 27485 (September 19, 2006) (notice) and 27520 (October 17, 2006) (order) (“Northwestern”); Marshall Funds, Inc., et. al., Investment Company Act Release Nos. 27480 (September 13, 2006) (notice) and 27515 (October 11, 2006) (order) (“Marshall”); AdvisorOne Funds, et. al., Investment Company Act Release Nos. 27472 (August 29, 2006) (notice) and 27501 (September 26, 2006) (order); Pacific Capital Funds, et. al., Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc., et. al., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); RSI Retirement Trust, et. al., Investment Company Act Release Nos. 26442 (May 4, 2004) (notice) and 26463 (June 4, 2004) (order); Burnham Investment Trust, et. al., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); AIP Alternative Strategies Funds, et. al., Investment Company Act Release Nos. 26284 (Dec. 4, 2003) (notice) and 26318 (Jan. 5, 2004) (order) (“AIP”); SAFECO Common Stock Trust, et. al., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust, et. al., Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series Trust”); Oppenheimer Select Managers, et. al., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer Select Managers”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust, et. al., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust, et. al., Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); MLIG Variable Insurance Trust et. al., Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order); and The Charles Schwab Family of Funds, et. al., Investment Company Act Release Nos. 25762 (Oct. 3, 2002) (notice) and 25790 (Oct. 29, 2002) (order) (“Charles Schwab”).

10  The relief would be consistent with the disclosure requirements applicable to fund portfolio managers.  See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of, and the method used to determine the compensation structure of, its “portfolio managers.” In addition to this disclosure with respect to fund portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Trust for Professional Managers I, Unified, Northern Lights, Trust for Professional Managers I, Aston, First American, Old Westbury, New River, Forum, Mainstay, Van Eck, Old Mutual, Fidelity, Delaware, Quaker, Northwestern, Marshall, Atlas, AIP, JNL Series Trust, Oppenheimer Select Managers, AB Funds Trust and Charles Schwab.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Subadvised Fund may rely on the order requested in the application, the operation of the Subadvised Fund in the manner described in the application, including the hiring of Affiliated Subadvisers, will be approved by a majority of the Subadvised Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Subadvised Fund all of whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 5 below, by the sole initial shareholder before offering the Subadvised Fund’s shares to the public.

2. The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets.  Subject to review and approval of the Board, the Adviser will:  (a) set each Subadvised Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or part of a Subadvised Fund’s assets; and (c) implement procedures reasonably designed to ensure that the Subadvisers comply with each Subadvised Fund’s investment objective, policies and restrictions.  Subject to review by the Board, the Adviser will:  (a) when appropriate, allocate and reallocate a Subadvised Fund’s assets among multiple Subadvisers; and (b) monitor and evaluate the performance of Subadvisers.

3. The Adviser for each Subadvised Fund will supervise each Subadviser in the performance of its duties for that Subadvised Fund with a view to preventing violations of the federal securities laws.  Each advisory agreement between the Subadvised Fund and the Adviser will provide that the Adviser will so supervise each Subadviser.  Each advisory agreement with a Subadviser, including agreements between the Subadviser and the Subadvised Fund to which the Adviser may not be a party, will provide that it is terminable by the Adviser on not more than 60 days’ notice, without penalty at any time (in addition to remaining terminable by the Board and by a majority of the outstanding voting securities of the Subadvised Fund, as set out in Section 15(a)(3) of the 1940 Act).

4. The prospectus for each Subadvised Fund will (a) disclose prominently that the Adviser has ultimate responsibility (subject to oversight by the Board) to recommend the hiring and replacement of Subadvisers, and that Subadvisers may be hired and replaced without shareholder approval; (b) disclose and discuss the existence, substance, and effect of any order granted pursuant to the application; and (c) disclose that the Adviser has the discretion to terminate any Subadviser and to allocate and reallocate the Fund’s assets for management among the Subadvisers and itself.  Each Subadvised Fund will hold itself out to the public as employing the management structure described in the application.

5. Within 90 days of after entering into a new Subadvisory Agreement, the Subadvised Fund will provide its shareholders with all information about the Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.  This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the engagement of the Subadviser.  To meet this obligation, a Subadvised Fund will provide shareholders within 90 days after the hiring of a Subadviser with an Information Statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the Order to permit Aggregate Fee Disclosure.  The Subadvised Fund will send shareholders the Notice of Internet Availability of the Information Statement required under Rule 14a-16, or will comply with the full set delivery option set forth in Rule 14a-16(n), within 90 days after the hiring of the Subadviser.  The Subadvised Fund will maintain all materials required under Rule 14a-16(b) on a Web site for 90 days after the Notice and/or full set are first sent to shareholders.

6. At all times, at least a majority of the Board of each Trust will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7. Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8. When a Subadviser change is proposed for a Subadvised Fund to engage an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or Affiliated Subadviser derives an inappropriate advantage.

9. When a Subadviser change is proposed for a Subadvised Fund to engage a Subadviser, if any Trustee of a Trust has a financial interest in the Subadviser change, the Subadviser change will be approved by a majority of the Board who do not have a financial interest in the Subadviser change.  In the case of ownership of securities, a Trustee has a financial interest if he or she has an ownership interest of 1% or more of the outstanding securities of any class of equity or debt of the Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

10. Each Subadvised Fund will disclose the Aggregate Fee Disclosure in its registration statement.

11. If any new Subadvisory Agreement or amendment to a Subadvisory Agreement would result in an increase in the rate of overall management and advisory fees payable by a Subadvised Fund, that agreement or amendment will be approved by a vote of the outstanding voting securities of that Subadvised Fund.

12. The name of a Subadvised Fund will not identify any NonAffiliated Subadviser.

13. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the requested Order, the requested Order will expire on the effective date of that rule.

III.           CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

IV.           PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 4643 South Ulster Street, Denver, Colorado 80237.

Applicants further state that all communications or questions should be directed to Jay G. Baris, Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, (212) 715-7515, with a copy to Andra C. Ozols, Old Mutual Capital, Inc., 4643 South Ulster Street, Denver, Colorado 80237, (720) 200-7725.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of each Trust’s organizational documents and bylaws, responsibility for the management of the affairs and business of each Trust is vested in its Board of Trustees,  that by resolution duly adopted and attached to this Application as Exhibit A-1 the Board of each Trust has authorized any officer of the Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of the Adviser are fully authorized under the Adviser’s Certificate of Incorporation to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2, B-3 and B-4.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

OLD MUTUAL FUNDS I

By:  /s/    Julian F. Sluyters
Name:  Julian F. Sluyters
Title:    President

OLD MUTUAL FUNDS II

By:  /s/    Julian F. Sluyters
Name:  Julian F. Sluyters
Title:    President

OLD MUTUAL FUNDS III

By:  /s/    Julian F. Sluyters
Name:  Julian F. Sluyters
Title:    President

OLD MUTUAL CAPITAL, INC.

By:  /s/    Julian F. Sluyters
Name:  Julian F. Sluyters
Title:    President

November 20, 2009

EXHIBIT INDEX

A-1	Authorizing Resolutions of Old Mutual Funds I,
Old Mutual Funds II and Old Mutual Funds III	A-1
B-1	Verification of Old Mutual Funds I Pursuant to
Rule 0-2(d)	B-1
B-2	Verification of Old Mutual Funds II Pursuant to
Rule 0-2(d)	B-2
B-3	Verification of Old Mutual Funds III Pursuant to
Rule 0-2(d)	B-3
B-4	Verification of Old Mutual Capital, Inc. Pursuant
to Rule 0-2(d)	B-4

EXHIBIT A-1

OLD MUTUAL FUNDS I
OLD MUTUAL FUNDS II
OLD MUTUAL FUNDS III
RESOLUTIONS ADOPTED BY THE
BOARD OF TRUSTEES ON NOVEMBER 17, 2009

Authorization to File Exemptive Order Application Relating to the Funds

       WHEREAS, the Board of Trustees of each of Old Mutual Funds I, Old Mutual Funds II and Old Mutual Funds III (each a “Trust” and collectively, the “Trusts”), including a majority of those who are not “interested persons” of each Trust or their Adviser, as defined below, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (“1940 Act”) (collectively, the “Boards”), deems it to be in the best interests of the Trusts to permit Old Mutual Capital, Inc. (the “Adviser”), subject to certain conditions required by the Securities and Exchange Commission (the “Commission”) and set forth in the attached application for exemptive relief (the “Application”), to enter into a new, and materially amend an existing, investment subadvisory agreement (“Subadvisory Agreements”) with investment subadvisers, including affiliated subadvisers, non-affiliated subadvisers, or both (“Subadvisers”), selected to manage all or a portion of the assets of a series of a Trust (each a “Fund” and collectively, the “Funds”), without obtaining shareholder approval of the new or amended Subadvisory Agreement; and

WHEREAS, the Boards deem it to be in the best interests of the Trusts to permit a Fund to disclose to shareholders only the aggregate fees paid to Subadvisers of a Fund; and

WHEREAS, the Boards believe that by entering into such Subadvisory Agreements without shareholder approval and disclosing only the aggregate fees paid to Subadvisers, the Funds will be able to operate in a less costly and more efficient manner without substantially reducing the protection of or information provided to shareholders; and

WHEREAS, the Boards have determined it appropriate and necessary to file with the Commission the Application which will accomplish the objectives described above.

NOW THEREFORE, BE IT RESOLVED, that the Boards hereby authorize and direct the officers of each Trust, with the assistance of counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the 1940 Act, for exemptions from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder; and it is

FURTHER RESOLVED, that the officers of each Trust are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions.

EXHIBIT B-1

OLD MUTUAL FUNDS I

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated November 20, 2009 for and on behalf of Old Mutual Funds I; that he is President of such trust; and that all action by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:           /s/    Julian F. Sluyters
Name: Julian F. Sluyters
Title:   President

EXHIBIT B-2

OLD MUTUAL FUNDS II

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated November 20, 2009 for and on behalf of Old Mutual Funds II; that he is President of such trust; and that all action by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:           /s/    Julian F. Sluyters
Name: Julian F. Sluyters
Title:   President

EXHIBIT B-3

OLD MUTUAL FUNDS III

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated November 20, 2009 for and on behalf of Old Mutual Funds III; that he is President of such trust; and that all action by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:           /s/    Julian F. Sluyters
Name: Julian F. Sluyters
Title:   President

EXHIBIT B-4

OLD MUTUAL CAPITAL, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated November 20, 2009 for and on behalf of Old Mutual Capital, Inc.; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:           /s/    Julian F. Sluyters
Name: Julian F. Sluyters
Title:   President